Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces the Closing Stage for Sage Ranch

Scottsdale, Arizona, July 10th, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that the company has commenced the following pre-closing activities:

Greenbriar is pleased to announce that it has acquired the 267 acre-feet of deeded water rights needed for Sage Ranch. In addition to the water being directly owned by Greenbriar, Paul Morris has just placed his 76-acre feet of deeded water in an irrevocable escrow account, and Ronnie Strasser, who is under a binding contract with the Company, will soon enter into an irrevocable escrow account.

Water usage demand for Sage Ranch has significantly declined as a result of a recent and accurate water consumption analysis, performed by the city over the last two years. This data accurately reflects the much smaller individual unit footprint of the 995 homes at Sage Ranch, compared to an earlier outdated analysis, based on much larger older homes in the community, prior to 2021. In addition, Sage Ranch has adapted to more drought resistant native landscaping, providing an overall substantial water use reduction.

Sage Ranch allows the city to provide new housing inventory to the badly needed affordable new home shortage plaguing the Southern California Region. The market for Sage not only includes the immediate local area market, which traded 600+ homes in fiscal 2025, but also includes the large aerospace and industrial community of nearby Antelope Valley in Los Angeles County, 33 miles away. Sage is a 20 to 45 minute drive from major employers such as Edwards Air Force Base, The US Air Force Test Center, Northrop Plant 42, (the new B-21 Raider) Space X, Mojave Air and Spaceport, Pacific Steel Group (first new steel furnace in California in 80 years) Hydro-Store, Terra Gen's new 5,000 MW solar farm with 8,000Mwh of new battery storage and numerous other local industries. 35 miles to the west lies the Greater Bakersfield area which is in the heart of the California agriculture and petrochemical industries. The city provides new homes to these dynamic employers, and Sage is at the centerpiece of this effort, both literally and figuratively.

Sage Ranch is an environmental showcase due to its specific location. No automobile is required for any travel to and from school (all three schools; high, middle and elementary schools are all immediately bordering Sage Ranch on three sides) and the downtown retail and tourism center is a five-block walk.

Sage Ranch will bring over $260 million of new construction work to the city over 7 years, provide millions of dollars of taxes plus city fees over the life of the project. Its impact is substantial, and its importance is significant.

Greenbriar will now undertake work to concurrently close the construction loan to fund all of the improvements and the first phase construction of the first 144 homes, solicit the best quality final bids from subtrades through our General Contractor, Richard Phillips Homes, Inc., to commence the physical improvements; and apply to the city for the full suite of permits required to build the improvements, starting with grading, curb and gutter, wet and dry utilities, sidewalks, and roads.  Greenbriar provided the city with extensive engineering documentation in 2024.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

On July 7th, 2026, the Company re-executed the Mandate Agreement with its Project Finance lender to fund construction, subject to industry standard and customary closing conditions.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski, CEO and Director, 949-903-5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, any financial projection or sales number.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic and competitive uncertainties, risks and contingencies. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A, a copy of which is available under the Company's SEDAR+ profile. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF